FILED BY BECTON, DICKINSON AND COMPANY

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 AND

DEEMED FILED PURSUANT TO RULE 14A-12 OF THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: CAREFUSION CORP

COMMISSION FILE NO. 001-34273

The following is a transcript of a video made available to employees of CareFusion Corp.

Dat Tran

My name is Dat Tran and I’m a manager of finance and planning at CareFusion. Probably the main project that I’ve been working on is Customer 360. It’s really about visibility to data. With accurate data we’re able to make better decisions to ultimately benefit our customers by cutting down costs and improving efficiencies. What makes this place special is it’s a collaborative environment. You really build relationships with these people – that aren’t just work, that aren’t just professional. I think it’s important for us to all be diverse and have different backgrounds and different views in order to for us to be able to really work together, to be able to think creatively and move forward. Here at CareFusion, there are a lot of opportunities, and if you work hard, you’ll get recognized for it. And what you do actually helps other people.

Obviously, I love my family and we spend a lot of time together. Every month we have dinner together. My parents immigrated over here from Vietnam, gosh, in ‘79, and they literally came over here with nothing. We used to actually sell things from our house in our garage, and my parents opened up their own business, and they’ve become successful and they can see that if you work hard enough, you can achieve whatever you want to. I’m Dat Tran, and I’m a life-changer.

MODERATOR:	Ladies and gentleman, please welcome to the stage CareFusion Chairman and CEO, Kieran Gallahue.

Kieran T. Gallahue (“KG”):	Well good morning everybody, thanks for twice in a week, for taking time from your incredibly busy schedule to come over and have a free breakfast. I’m sure that had nothing to do with it. But I love that we started once again with our newest life-changer. Got me hungry. It looked like some pretty good food didn’t it? And, and some darn cute kids, by the way too! It’s always wonderful to remind ourselves, as we start these that we are here for patients, for customers, and the strength of this organization is our people, it’s the ethics, it’s the culture, it’s the values of or our organization. And, what I’m really excited about is, and you will see for yourself, over time, is that that is going to be, like most of our business, that that is going to be accelerated as the two companies are merged together.

And in that vein, I know that when you go through processes like this, that they are uncomfortable. We talked about this the other day, that, you know, people like certainty, and the fact that we have a lack of certainty during a certain period of time creates discomfort. But usually this discomfort, this fear, uncertainty and doubt, right, FUD, is caused not by reality, it’s usually caused by a lack of information of the unknown. And in particular, when you have a change that’s going to occur, when you don’t see the faces of the individuals that are going to be involved, if you don’t know who they are, it’s very hard to begin to create that connection and understand whether, you know, this other team is like us, or how do they think, or what are their values. And so for that reason, we wanted to do as quickly as we could, within the first week, is take the opportunity to first chat by ourselves, which we did on Tuesday, and then immediately bring in the top leadership team of Becton Dickinson, to put them right in front of you, to let them tell you a little bit about themselves, to say a little bit about the wonderful company that they have been leading, and then for us to step back and do an open Q&A where whatever you want to ask, you can ask. And there may be some questions that can be answered, there may be some questions that we can’t answer, but you can ask whatever you like and try to get things on the table, because again, it is all about getting information in your hands, because I think what you’re going to find, the way that I’m finding, that the more you know, the more excited that you’re going to get.

And you know it’s funny, I was just...it’s very personal, I was in the men’s room this morning...and uh...I’ll stop therejust wanted to share! But you know, interesting things happen! And there I was, I was trying to wash my hands and get out of there, and Bob Butterfield, right, one of our life-changers, he comes up to me and, for those who know me, I like toys, you know I like to see what people are working on and things you can touch and feel. He runs over to his briefcase and he pulls out a syringe that is being used, and being considered for use in a NextGen product, but is also being used in products today. And he says “Look at this thing, we get this from X company, and look at the problems with it, right? If we can put together what BD knows and their products,” and this is a product that is used in neonatal, so it has to be really precise, he says “we’re going to be able to change this thing, you have no idea! We’re going to be able to change things.” Bob, did I reflect you right? Where are you? Did I accurately state that?

Bob Butterfield:	You got it!

KG:	I got it, alright good. So, you know, these are the kinds of things that, you know, maybe even in the ladies room, these things are going to come up! So, we’re going to put up whiteboards on all the uh....

So the other day, what I told you, is that, you know, somebody asked me how I was feeling about this, and I gave you the example, the one that rang truest to my heart. I told you about what it felt like was this idea of my daughter being married. This beautiful young lady who I’ve grown with, who is part of my soul, and will always be part of my soul, but you see better things ahead, you see these opportunities that you need to release. And so with that, I’d like to introduce you to my new sons-in laws.

So, with that, first let’s start, we’ve got a number of individuals here today from the leadership team. First, the CEO, Vince Forlenza, could you stand up? Is there a light that we can, can you bring up the house lights for a second. Does he look like a dark shadow in the front? It’s probably not good...Darth Vader-ish. Amit Bhalla leads the BD Space and Strategy. BD’s Chief Operating Officer, who’s actually going to lead the integration process from the BD-side, Bill Kozy. Then the Chief Financial Officer of BD, Chris Reidy. And what did we decide Jim? No Hinrichs headlines it’s Reidy Report I think is what we said, right? The Reidy Report, all right – all right.

Then the way that BD is constructed, we showed you the other day, that there’s three divisions, and one of those is, I believe, it’s called the medical systems business, that is the area where CareFusion is going to roll up under. And that’s led by a gentleman by the name of Tom Polen. Tom? And then we have the head of IR, who, I messed her name up yesterday, so I’m going to do better today, Monique Dolecki.

So with that you can see that they brought a stellar group of individuals that can answer questions for all of us, so without further ado, what we’re going to do is ask Vince to come up and then certain members of his team, to give you a little bit of background about themselves and about BD. Then at the end of that, we’re going to take a step back and we’re going to bring a couple of people up to the stage and we’re going to do a Q&A. So with that let me introduce Vince Forlenza.

Vincent (“Vince”) A. Forlenza (“VF”):

Well, good morning everybody. So Karen told me that your town halls would be casual, they would be fun, I didn’t expect that we’d start by talking about the men’s room and the ladies’ room and things that you can touch and feel. This is a little...we’ve had a lot of town halls at BD, and I can tell you that none of them have ever started that way.

It’s great to be back in San Diego. I’ve spent a lot of time here, many of you probably know that we have a business located out in California, it’s in San Jose, and it’s down here in San Diego – right up here by the Torrey Pines Golf Course, actually right across the street. And so, I ran that business for three and half years so, it’s great to come back, it’s great be here, and I’m getting a lot of requests to move the corporate headquarters out here to San Diego. That’s going to be tough to do. If we’re going to do that you have to convince my wife and that’s going to be tough. It’s going to very, very tough.

Audience Member:	What’s her number?

VF:

There you go, there you go...I’m going to give it to you, let me tell you! So when I was talking to Karen I said, you know, can I come out and meet a few of the folks, and what not, and so yesterday says “Ok, we’ve got 1200 people for you.” So I guess with Kieren it’s “Go Big or Go Home.” Is what I’m figuring here. So anyway, it is great to see everyone, it’s great to have a chance to start to explain what this is all about. See why we are so excited as a company, about putting these two companies together.

Before I get into the detail of the transaction – how this all works, and some view of the future, I just want to tell you a little about myself. So, I’ve been with BD for about 34 years, a little over 34 years, it’s been a great place for me to work. It’s very broad in terms of its technology. I have a lot of interest in medical technology. We have a life science business, diagnostics business, and, of course, a big medical device business, and so I’m very very interested. And it’s been a great place to have a good work-life balance. I have two daughters, one is working for BMW. Dad does not get any discounts, unfortunately. I have another daughter who is a year younger, she’s twenty-three, she’s severely autistic, and she doesn’t process language, so I’ve been highly involved in the autism community. And, I’ve been chairman of the board of the local hospital, which is Leapfrog Hospital. I’m chairman for seven years. They use your products, it has given me a great understanding of the importance of what you do and what we do and how this can make a difference together. I’ve been chairman of their captive insurance company and I’ve had the experience of a drug error, a drug where they gave the adult dose to a young child, ended up having to be transferred to Columbia Presbyterian. Luckily ultimately it worked out. But I know what it’s like for the family, for the hospital, I know what it’s like to be in the papers, and I know how important it is – what you do. Same thing is true with your ventilators, and having worked with them in infection control, and to avoid ventilator-associated pneumonia. So, there’s a lot we can do together to make this much better.

So, you see this first line on this slide:             BD is a company with strong values and a track record of success. I think that came out of Karen’s original presentation. I would just rewrite that to say: BD and CareFusion are companies with strong values and a track record of success. You know, as we did work in the medication management space and started to understand the industry, and we made more moves into that space and understood what you were about. We saw this great opportunity to build a world leader in medication management. That was the first thing that got us excited. The second thing that got us excited, was the fact that when we looked at our footprint across the globe, and your footprint, they just matched up. And BD is, 60% of our sales are outside the U.S., though we have a big, big U.S. presence, 25% are in emerging markets, you’re 25% and 5%. And so the opportunity to have a global impact on healthcare was just very, very exciting. And it was those two things that started the conversation. It made it a very easy conversation for me, I’ve known Kieran for couple of years, to go to him and say “I think we can accelerate the strategy of both companies.” But the part that was even more interesting was as we got to know your leadership team, we said this is a company that has values very much like us – is really passionate about what you do for healthcare. I loved your first video, your “Heroes” video, we do similar sorts of things. We’re passionate about the difference we make in healthcare our purpose is helping all people live healthy lives. So, usually when you get into these things you say “Oh no, maybe not, the culture isn’t going to fit.” And we get tons of questions from our board about this, and we said the more we get to know these people, the more we think this is going to be great. We can do great things together. So that was a real upside. So it’s all about acceleration. We’re going to tell you during this presentation, Tom Polen will follow me, and he’ll show you the match of the product lines and how they’re complementary and not overlapping and when you put it together with the great work that you have done with SmartWorks, great work with PixsusES, things that we are doing which Tom will explain to you, that could match up and be connected with that, I think you’re going to get excited about it. The last bullet point here is seventeen thousand employees doing great work. And you guys have built a great company. It’s why we were so excited and it’s really your work that has gotten us here and the hard work of the team from BD, as well.

Let me tell you a little about BD. I gave you our geographic breakdown. But we’re about, on the business side, about half medical devices and that’s really focused on medication delivery. Our first business is medical-surgical, and that’s the hospital side of the business – the IV catheters, the syringes and other products. Then we have a pharm-systems business, and pharm-systems sells directly to the pharmaceutical companies and so we make injection devices, syringes, auto-injectors, micro-infusers, and we see that world changing and going to more and more home injection, smart devices, we think, are going to be really important, and so with that in mind, the kind of work you’ve been doing in informatics we think could play really well.

Last business on the medical device side is our diabetes care business. And there, while we’re the leaders in injection, we have some very interesting pump technology, a very, very small pump coming along, and once again we think all of this has to be information enabled. So, great opportunities to lever the great work that you’ve been doing. Then we have a diagnostics business in infectious disease, and a business in life science where it’s all about understanding the cell. That’s a business out here in California, the reagents are made here, these are $500,000, $1,000,000 instruments that we sell. So kind of broad across the company.

Let me come back to the deal for a second. I know, just as Kieran said, that, though I’ve never heard this term before, FUD, you know, that’s an important thing that’s going on in people’s minds, you know, and in any of these transactions, you know, there are cost savings. People call them synergies. We’ll explain how we’re thinking about that. But to put it in context, you know, this is about growth. This is about putting two pieces that fit together with very little overlap and building the global leader. As we thought about this, we know that continuing, you know, to fund the R&D to drive what you’ve been doing, and what we’ve been doing, but getting more out of it, is going to be a very exciting thing for us. Creating a center of excellence for the whole medical device side of BD, leveraging what you’ve been doing is an idea that we have. We’ve looked very hard at your quality system. We think that the work that Don and his team have been doing is excellent. But you’re not out of the consent decree yet. That may take more money and more resources. We built that into the plan. That is what I said. We want to build a world-class global leader in medication management and in patient safety, with the ventilators and with the other product lines. We think that the procedural solutions piece we can drive worldwide. We know all of your products don’t fit worldwide – the Alaris pumps and Pyxis – but some of the things that you have been doing, and adding to the product line can be very, very exciting.

I’ll finish up by saying how are the people at BD thinking about this? Well by coincidence, we had the top 200 sales people, leaders, leadership, in the U.S. in on Monday. And Bill Kozy had a chance to talk to them. They were very, very excited. One woman stood up and said, “I’ve been praying for something like this.” Normally you don’t get that kind of reaction from your organization. So, 30,000 people, it says 50 countries, that’s just where we have headquarters location. We’re pretty much everywhere around the globe where it’s safe to be doing business. Headquarters is in Franklin Lakes, you know, but this is not the guys from Jersey, though Karen is a guy from Jersey, I think you know that. In fact, grew up very close to our headquarters. But we have locations all over, big locations, all over around the world, multiple big locations in the U.S.

So, just to give you a little bit of history and sense of the company. It was founded in 1897 – many firsts, we actually created the first sterile disposable device back in the 1950’s. The military came to us and asked us to create a blood transfer device. We did that, and a microbiology business at the that time that had sterilization capability – lots of firsts there. One I would point out to you is the first disposable syringe. And that came about because of the need to run a clinical trial for the polio vaccine, and you can see that picture on the screen – and no that is not Richard Nixon making that injection, I don’t know who it is but I can swear to God that it is not Richard Nixon – so, there were not enough syringes in the world at the time to do this, and we actually created the world’s first disposable syringe, they were glass back then. I talked a little bit about some of the other innovations, the FACS machine is the machine that sorts cells, measures cells, 40,000 a second, make fourteen measurements on them. If you go to the Smithsonian you’ll see the instrumentation there. It was part of the work that was done to understand HIV’s impact on the immune system. It’s a very big business for us in terms of understanding leukemia, lymphoma, HIV and the immune system. And the first system for diagnosing rapidly, septicemia, saves millions of lives. So, we are now moving into automation, this KIESTRA Lab Automation is a company we acquired, so we’re continuing to build our technological basis, and what you’ve been doing would be just a wonderful fit, we think, and an area we would like to drive.

So, coming back to purpose, you know, I told we think about helping all people live healthy lives. And we believe that purpose-driven companies do better, are more meaningful for the people that work there. And so that’s the way we think about things. If we do that right, we meet unmet needs of the customer, then financially things will take care of themselves. We have a long-standing tradition of working with, in partnership, NGOs. We’ve had a program with UNICEF to eliminate neonatal tetanus, maternal and neonatal tetanus around the globe, and that’s been going on for ten years. UNICEF estimates that we’ve probably saved 76,000 lives with that program. Major programs with the Clinton Foundation, now called the Clinton Global Initiative, on CD4 testing for HIV in the developing world. When we started that program about eleven years ago with them, there was only about 150,000 people being treated, now there are millions, and we’re able to take the cost of the test and reduce it by about 75%. We’re in Africa, the Caribbean, Asia, all of these places in partnership with the U.S. Government. I’ve had the privilege of going down to Congress and reporting on this partnership as the kind of thing that the U.S. Government would like to be doing.

Lastly, to finish up on values, we like to give our associates the opportunity to experience what we’re doing first hand. So we run employee engagement trips where they have the opportunity to volunteer to be part of one of these programs. So they may go to Africa for three weeks, they may be building a clinic, or if they have a healthcare background, they could be doing healthcare screenings. Usually about let’s say sixteen, seventeen people, they come back, they share their experience with the rest of the company. Very competitive to go on these trips, and you know there is none of this from the supervisor of “I can’t spare so-and-so,” you’re going to figure out how you’re going to spare so-and-so, we’re going to figure out how we’re going to backfill for three weeks. We find that it’s just life changing for the individuals. I’ve had the opportunity to go to Haiti myself, and see firsthand what a difference this makes. We do that with NGO partners like Heart-to-Heart and Direct Relief. So it’s something that I would encourage you, when this is all over with, when our next round happens, that you step up and apply. It doesn’t matter what your skill base is, if it fits with the trip, you know it’s not all scientific, it’s not all medical, it could carpentry, it could be anything. And in doing that, we just find it’s a more meaningful place to work.

So, before I do this last conclusion, I’d like to show you a video, and you’re going to see that the folks at BD are very excited and you’re going to sense their enthusiasm, for working with BD. So if we could roll the video that would be great.

VIDEO:

I want to show you a picture. A picture of BD. Our products might save your life, without you ever knowing our name. The reason we know we can make a difference in people’s lives is because we’ve seen it. We’ve been innovating for well over a hundred years. We believe that the things we do, can change the world.

We focus on new and effective treatments for chronic diseases like diabetes. We help diagnose and manage infectious diseases. We create new ways to deliver drugs. We vaccinate billions of people, and we help researchers discover new therapeutic compounds. We have operations in more than fifty countries, so we can reach every corner of the world. Being incredibly efficient at what we do makes our products affordable everywhere. Sometimes we’re recognized for what we do: World’s Most Admired Companies, Best Places to Work, Sustainability Index, Most Ethical Companies.

We’ve got some bright ideas about sustainability, and the future, and we put them into action today. We wrote the book on safety. We believe that we can do well by doing good. We address fundamental, complex health issues in both the developed and developing world, and in our own communities too. We want to eliminate unnecessary suffering and death from disease.

BD associates have big hearts. We’re volunteers in Haiti, Zambia, Peru, Uganda, Kenya, Ethiopia, pretty much everywhere. Being a leader is a big responsibility. We accept that challenge every day. BD is a great partner, a collaborator. Governments and health organizations come to BD for advice. Helping people can build bridges, because healthy people make healthy societies. BD is a place where your work life can accomplish your life’s work. Globally, there are 29,000 of us. And we all share the same purpose: helping all people, helping all people, helping all people live healthy lives.

VF:	So, let me just finish up by saying that at one point they talk about “we wrote the book, we wrote the book,” there’s a lot more books to be written, written together, and there are many more chapters to go, and I think that this is going to be a very, very exciting opportunity. I’m going to try and answer your questions today. Keep in mind we’re day four on this, we’re not going to have all of the answers, but we’ll do the best we can. Bill Kozy will be up here in a couple of minutes showing what the process is going to be. But, before we do that, I’d like to turn it over to Tom Polen, and Tom’s going to walk you through the vision of how this all comes together across your entire product line. Tom?

Tom Polen:

Thank you. I think you know one thing that certainly stands out is when you heard us make comments on “writing the book” on healthcare worker safety. When it comes to medication management, certainly this room is filled by the folks that wrote the book in that area. And as Vince mentioned we’re really, really excited about coming together to create the world leader in medication management and patient safety. And I’d like to just spend a few minutes talking about how we envision, at this stage, making that happen. And again, this is going to take place by all the collective thoughts of our organizations refining this approach, and I know I’ve really heard a lot of excitement especially from some of the sales folks I’ve spoken with here, already thinking through all the great things that we can be doing together.

And let me just give you just a little bit about myself – I was actually in pretty much your exact shoes on Sunday. So I joined BD fifteen years ago. I got a call, they said you need to join a teleconference because the company that I was with was just acquired by Becton Dickinson, so I know the feelings that you’re going through, and certainly fifteen years later that there’s a lot of folks from the original company that I was with BD in a wide variety of different businesses. One thing you’ll hear, you heard it from Vince and his background, you heard it from Bill Kozy and his background, a lot of rotations across different businesses in the organization, and actually the folks that I was with at the time of the acquisition I think are in at least three or four of the different businesses now in the company spread around doing a whole variety of different things.

My background is I’ve got three kids, a nine year old, an eight year old and a six year old. I know we’re in trouble because on Sunday night we had the first epiphany with my nine year old son as he started telling my wife and I how he could just say anything, even if it’s not funny, and the girls in his class begin to laugh. We knew, we just looked at each other and said we were in complete trouble. But obviously, fantastic having those three young kids, actually two of them were born just about five or ten miles down the road from your Vernon Hills facility. After I joined BD, I was with BD in the diagnostics and bio-systems business for about five years and had met my wife at the time in Bethesda, she was in the Navy, they paid for her medical school. I’ve already started working to make sure that she’s using CareFusion products, she’s a cancer surgeon, so helping the sale – breast biopsy needles in particular, I made sure she’s switching to our product. So I met her at the time, she owed five years back, to pay back the navy, she actually spent a little time here, during her work in San Diego, but of the three people that got deployed that year, one got sent to Iceland, one got sent to Guam, she got sent to Chicago, so we were very lucky. And at that time, I left BD, went and joined Baxter Healthcare with young kids and not an off – sorry, I’m on the good side now, I’m on the good side! – so I got a couple of texts from my old colleagues at Baxter saying “Whoa”. As you can imagine they’re looking at that. But in any case, we’ll move off that topic. I ran the injectable drug business at Baxter as well as ran the B-to-B business, so all the mini-bags, the pre-filled IV bags, the chemotherapy cyclothosimide organizations, that was the businesses that I ran. Then had an opportunity to come back to New Jersey and rejoin BD running the vacu-tainer business, then the diagnostics systems business, which is our infectious disease business, then rotated in as group leader over our medical, surgical and pharm-systems business as Vince mentioned, our medical and surgical, is our catheter, our pharm systems business is our B-to-B drug delivery, so if you’ve ever had a flu shot, the syringe that it’s in is from that business, Lovinox is also in that, or even self-injection devices, quite a number of the new bio-similars coming out, bio-similar insulin, arthritis drugs, are in our pre-filled injectable pens, and that’s our pharm-systems business. And then more recently had an added responsibility over the medical segment which includes our diabetes care business. As many folks know, if you go into a Wal-Mart or a Walgreens or a CVS, you’ll see our pen needles and our syringes there which is about a billion dollar business helping diabetes patients around the world.

So as we think about the coming together as the leader in medication management and patient safety. As we started having discussion months ago, it really, if you stepped back and said, could you create, just independently two organizations that if you put them together. Would be literally hand-and-glove fits from a complementary perspective to create a global leader in this space. And I think, hopefully, this chart, actually describes exactly that hand-and-glove fit that we’re creating here in the months and years ahead.

So just a walk-through, and we’ll talk about procedural solutions in just a moment, but as you look at the medication management, certainly our combined portfolios create an unprecedented end-to-end solution, from the pharmacy right on through drug delivery at the patient bedside. So starting in the pharmacy, obviously Rowa on the dispensing side. We both have solutions for closed-systems transfer devices, of course we had acquired a company PhaSeal several years ago. And about two years ago we acquired a company called Cato, which is for pharmacy workflow automation for compounding chemotherapy drugs. Obviously you have the dispensing side, second to none, is Pyxis, the clear market leader in that space, and as we transition into administration you really see a roundout of the entire solutions from the solution used to prep the skin, ChloraPrep to the actual catheter, which we’re the global leader in, going into the patient where the drug is going to flow through, to the tubing, obviously through CareFusion, to the valves, MaxGuard Plus etc., to the syringes being used to inject those drugs into the patient, to the pumps, obviously with Alaris, or other brands overseas. Some other unique technologies that we recently had licensed are under active FDA review, for example, we’ve been very complimentary to the SmartPump is Chryse. If you’re not familiar with that it’s a smart injection port. So imagine 2D barcoded syringes — as you’re screwing it into the valve it actually is scanning the syringe and confirming this has the drug for this patient and is doing that check that the infusion pumps do. So again, bringing all of this together to create a completely unprecedented solution in the marketplace. And one of the things that we’re most excited about and look forward to...really changing the game together in the marketplace is around the implementation of smart technologies, which clearly, you’re the leader in and have done just an outstanding job building the smartworks platform and the connectivity of smart solutions. Because as customers continue to consolidate and look to improve quality of care and drive efficiency, as payers shift from incentivizing on volume and continue to incentivize for value (i.e., higher quality and better efficiency), they’re looking to make sure that this process, right, they’ve historically just chosen products across this process, and then the customer (the nursing, the pharmacy, the I.T. organization) has been accountable for taking different products from different companies, and hopefully trying to create the most efficient, high-quality process they can. And ultimately... that’s not very easily done. The fact is, if we think about how we do manufacturing processes, that you would never do it like that. Right? You have to look across the whole process as one holistic process, apply six sigma-type processes to that and understand how you’re really going to improve the end-to-end quality and efficiency of that. And you can see in an unprecedented way, we’re looking forward to bringing that to our customers. With clidenitions and ultimately to our patients. To be able to make those impacts on improving quality, reducing medication errors, reducing infections, and driving efficiencies across the healthcare systems – be it through labor efficiencies or drug wastage or inventory management – in solutions such as those provided by Pixis.

On a global scale, we’re expanding, of course, this is for medication management, we see significant opportunities on a procedural solutions side as well as medication management, and accelerating the very good work you’ve been doing on broadening your footprint overseas. And we have been investing hundreds of millions of dollars over the last several years. You see, we’ve been in markets like Latin America for over sixty years. We started in China in 1994, in Japan over 40 years ago, and so, just taking account, for example, our Chinese organization, I can’t tell you how many emails I got from our team in China. We’ve got, you can see here, 2,200 associates in China, we’ve actually got 550 associates, sales reps in China, who all they do every day, is they wake up and they sell catheters and flush syringes. 550 people in China; we have about 10,000 contacts with infusion specialists in China. When they heard the news on Sunday, they were ecstatic. Actually, our national sales meeting in China is about 2 weeks away. I’m really looking forward to going there and just seeing that energy, and certainly many folks here in the room no doubt will be really enthusiastic when you get that opportunity, exposed to that team. They can’t wait to start making contact. Obviously, we can’t do that until we’re close, but that opportunity is quite significant to accelerate the strategies that you’ve been working on and expand them internationally.

Just as you look at India, we have 500 associates in India. Across the rest of Asia Pacific, about 4,600. Latin America is quite large for us. It’s about a $500 million business. 5,200 associates in Latin America. And in Japan we also have quite a sizeable business there also, about $500 million, with about 600 associates there. Obviously, both have quite large presences, very similar sized presences in the United States. And in Western Europe is also an area where we have quite a significant plant network as well as associates.

So a huge opportunity, in terms of accelerating the expansion of all the fantastic technologies that you’ve developed. We certainly recognize, as we work together, we’ll find that not all the products just go straight into these markets. Obviously, Pixis, for example, may not play straight into those markets, but guess what, Rowa will. Some Alaris pump may not, but the great acquisition is underway with FACSAria — creates a fantastic opportunity for pump expansion into China. And so again, the opportunity creates, as Vince said, a global leader in medication management, and also expanding those procedural solutions, putting under that bucket of patient safety, is just an extremely, extremely exciting opportunity, and something for us to all to be a part of in the years ahead. So with that, I’m going to turn it over to Bill Kozy, our Chief Operating Officer, to talk a little bit about the integration plans going forward. Thank you. I look forward to working together.

Audience	APPLAUSE

William (“Bill”) A. Kozy (“BK”) – COO, BD	Hey, Good morning.

Audience	Good morning!

BK	Let me introduce myself as the others have done. I’m a native of Ohio. Grew up there the first 20-some years of my life. I now live in New Jersey. So as you might expect, the people in New Jersey recognize Ohio as a place that you fly over on the way to Chicago or California. But at any rate, I just wanted to let you know we have schools there, paved roads, indoor plumbing…

Audience	[LAUGHTER]

BK	No, I’m actually pretty proud I grew up there. I was hired in 1974 by BD as a sales rep in Cleveland, Ohio. So I know… you’re already doing the math and so I’ll do it for you. In three weeks I’ll have worked at BD for 40 years. Okay?

Audience	[APPLAUSE]

BK

Oh, thanks! You would conclude from that that I have enjoyed it and I’m proud of the company where I work and those would be accurate conclusions. I’ve had the opportunity, particularly over the last 10-15 years to work across all three of the business segments at BD. I had operating responsibility for the bioscience segment, the diagnostic segment, as well as the medical segment. So I’ve really had a great, great opportunity to learn a lot about the industry and I hope that I can help all of us here as we move forward with the work that we have to do.

I currently sit on the board at Hackensack University Medical Center. I work on the strategic planning committee as well as the quality and patient safety committee. And recently was appointed to the Franciscan Sisters of the Poor board. And this is an organization based in New York that obviously does work around the world for extremely impoverished locales, trying to help them to improve their economic conditions.

So that’s a little bit about me on the professional side. On the personal side: I have been married for 38 years…

Audience	[APPLAUSE]

BK	Oh, thank you. I have 3 children. 3 kids and I have 3 grandchildren. Okay? And, by the way, one of them is like 38 days old! She’s awesome! So, anyhow, I went to the office and, you know, I just met her like 10 days ago. We been kind of busy (Christian’s here laughing) We’ve been kind of busy the last few weeks. I go to Chicago to meet her and so, here’s the deal: Their staying at the office, well, you don’t know, she’s awesome. I said “Look...she watched the Ryder Cup with me for two days. She never once asked me to change the channel. She was the only person in the building not whining about the Americans getting thumped. Okay? By the Europeans. So by the way, this young lady loves golf and she’s awesome. Okay?

Audience	[LAUGHTER]

BK

If you want to talk to me about that when we’re done I’ll be glad to explain that some more. Okay?

But let me now turn to the part that I think is important. I’d like to tell you a little bit about our approach on integration. And admittedly, as you’ve already heard, it is day 4 and I’m not going to even profess to come across as having a lot of answers. But I want to give you a sense of the way we’re thinking about this work. And how we’ll try to keep you informed. I think you can see on the slide there’s 3 broad phases. And I’d like you to think about us spending the next 30 days or so listening and learning. Not trying to decide or conclude exactly what should be done. We will spend time with you and your teams; We’ll ask you to spend time with us, by the way. Need your help for a minimum of 30 days and you can see some of the bullets down there. I don’t need to be talking you through those bullets. You can see what those are.

I’ll be actively engaged in that. I’ll be out here next Monday. I’ll be out here the Monday after that and I’ll be out here the Monday after that for 3 or 4 day windows. I’ll be in Chicago, probably, the week after that and pretty much 3-4 days a week, minimum, working with your organization. At least right now thru January. That’ll be kind of the view of my schedule. And we’ll get really then into that Phase II round about November/December where we can jointly plan, and I’ll explain that in a second, and we can really start working toward a closing. And with the idea that that closing becomes a landmark event for both organizations as we really transition to a new company. We’ll, together with you, we’ll have very specific plans about exactly how we will work together through each of those phases. So that’s a real high-level approach at this stage.

Now in terms of structure, and sorry for a kind of a little busy chart, but I’ll start out here in the middle of the chart where it says “Integration Management Office.” That’ll be chaired by a gentleman from BD whose name is Tom Jaeger who will be out here with me next Monday. The Vice-Chair will come from CareFusion. And I’m working very closely with your senior management team who’ve been, by the way, extremely helpful with ideas and suggestions about who that might be. We will add two more CareFusion people into that Integration Management Office for a total of 3. And those will be two functional leaders still to be determined, but undoubtedly one from finance, I think. And maybe somebody from HR to help us in there. And then to the area to the left with the Value Capture Advisory Council – I will chair that and that’ll be comprised of senior business leaders and geographic leaders from both organizations. And we’re pulling together the names for that, but CareFusion will have a minimum of 2-3 representatives also on that team. And by “Value Capture” that’s where the revenue growth is supposed to be planned; that is where the synergy planning will also be done. And we’ll be working then with a series of teams you see below: There’ll be business unit and geographic teams, there’ll be functional teams, and by the way, we know along the way we’ll have some issues and we’ll have some structure there to make sure that we get to those issues quickly and can move through that.

Now to the very important question of “What about me?” “What does this mean to me?” And “What can you tell me today about that?” Number 1 — I can tell you very comfortably that not a single decision has been made. That would not be the right way to go after this. And the reason is we have to look at both companies. And we will step back and look closely at both companies and I’ll leave you with a principle here of Integration: “Best capability from each side.” And we have to think through that. I’ll tell you, I’m going to give you an easy one (I can tell you already know this, that’s why I call it easy) but who has the better informatics capability? That’s easy. I don’t think I’m going to need 8 weeks to sort that out. But I’m picking something easy, which, by the way, we were very attracted to some of the achievements you’ve had with customers in that area. And by the way I can tell you that there’s some areas where we think we’re really good too and can bring some real capability to this new organization.

So that’s the picture there. No decisions yet. We’ve got to look at both companies. At some point there will be a decision about workforce. And what I can commit to you today is that, number one this will be done fairly, it will be done respectfully and will done with a tone of dignity that I think is deserving of both these premiere health care organizations. And so you will have that commitment from me.

And then the fourth thing I’ll just leave you with on the integration, I want to be sure you know (and you already heard it from Vince and Tom); We did this because of growth. And so the real driver in here will be “What can we do, in terms of this integration homework and planning, to guarantee that we’re going to have a really top company that’s capable of growing as we go forward.

Now let me kind of move to a little bit of a wrap-up. I got two things I want to mention to you. Number 1: I’ve worked in the industry a long time. All my career in healthcare. My comment to you is that one of the ultimate forms of recognition of any organization is the fact that what you did was obviously highly attractive to another organization. So I think it’s a premiere recognition that we’re going to get a chance to work together. And I would take a chance to congratulate all of you here for the work that you’ve done. Because, you heard some references earlier, I’ve talked to about 1,200 BD people since Monday morning. And I can tell you the 1,200 I saw are really excited about this opportunity to work with you and what you’re going to able to bring to this new company.

And I’ll close then with just two other thoughts for you. I was asked Tuesday morning “So, what’s your job here?” My job is this: number one I have to earn your respect; and I’ve got to earn your support here over the next 4, 6, 8 weeks. That’s my first job because everything we’ve talked about here will not get done without you and your support. And I’ll give you today a personal commitment that now I got to get after that. And so I’ll be walking around – I apologize in advance. I just told the guys this morning – I’m just going to be walking around next Monday or Tuesday. And you might see me and wonder “what is he doing?” I’m walking around.

AUDIENCE	[LAUGHTER]

BK

Cause I just would like a chance to get to know you a little bit and understand a little bit of the work that you’re doing. Okay? And so you’ve got my promise that I will earn that respect. I hope. And I’ll earn that support.

And then the second part of my job — I’ve only got two things to do – the second part is to build what you’ve heard a little bit about. But we want to build the greatest medication management and patient safety solutions company in the world. I’m asking you to underline “IN THE WORLD.” We’re going to make this a global effort. And I know the word “GREATEST” gets over-used a lot. So let me just throw you a little color on that. IDNs, governments, providers, payers. And this may take 3, 5, 7 years. I’m not going to worry right now about the time. But they’ll come to us. To see us, this new organization, that has better ideas, better solutions, will make their healthcare systems better around the world. And that’s when we’ll know that integration went well and that all of us together did a good job.

So I will look forward to working with all of you and really look forward to this opportunity. And I really think that we’ve got a chance to do something very special here. Hey, thanks!

AUDIENCE	[APPLAUSE]

MODERATOR

Okay, I’m going to invite Vince and Kieran of course and Bill and Jim up and so we’ll get our CEOs and our Integration leads to come up on stage and we’ll do a little Q&A now. Similar to how we did this on Tuesday, we’ll take questions in the room, of course, so please be queuing up your questions. I’ve got a few that have been pre-submitted. We have questions coming in from everybody on the web. And you can also text your questions by texting BDCFN to 22333.

And so I want to start out with a question, actually, we started out with yesterday in Bernard Hills and Vince, maybe we’ll start with you.

Unknown Panel Member:	We have quality products here

Panel and Audience	LAUGHTER

MODERATOR

Really? Go back… Tom Polen, would you come take his place? [Laughter intermingled with conversation between moderator and panel]

You wore the same shoes as me last time, so I’m getting back at you.

Uh, okay, so Vince, the question is, Bill talked about, but we have made no decisions yet, but there are clearly $250 million in synergies, the company set up there to achieve, so maybe you can give us some, a little bit of a sense of how you plan to go about looking for those synergies, and give the audience a little idea of where you’ll start.

VF	Sure. You just heard from Bill how we’re going to do this, which is to start with representatives from both companies that really know and understand the company to build the best company. That’s principle number 1. In terms of where, you start with procurement, because we buy a lot of resin, a lot of materials that you buy, and in some cases, you buy more than us, and we’re going to just match up those contracts and work our way through them. We see big savings there. Second piece is in the area of operations, manufacturing operations, I believe Kieran has been talking to the organization about a simplification of operations. We think it’s a good plan. But we think it can be re-thought in the context of BD. There are other things that we can do to even make it more efficient. We take BD’s automation, match it up with what you’ve done, and drive more efficiencies there. And lastly, we’re looking for efficiencies in administrative processes, where we would have overlap and duplication. Remember that we need all functions to run BD and CareFusion. So yes, there’s some, let’s say corporate level overhead . . .

KG	Overhead?

Audience and Panel	LAUGHTER

VF	I didn’t know how he was going to take that . . .

VF and KG	OVERLAPPING CONVERSATION AND LAUGHTER

VF	Well, you know, we’re good friends. What can I tell you? So that’s going to be the approach.

Moderator	Great, thank you for that. I’m going to look for questions in the room next. But first, Kieran, let me ask you, just as we think about, you know, BD coming in to learn more about what we do and our people and our areas of expertise, what’s going to be your role in all of that?

KG

Well, I, look, job one is what we do every quarter, right, which is run it through the tape. We are an independent company, and as much as what we’re trying to do here is to give you the faces and the feel, as much as Bill Kozy will be working with members of our team during the integration, it’s really important to remember, including legally, we are two separate companies, that need to fight it out in the streets, in the marketplace, where . . . the little areas where we have overlap, and we have to be very careful about the types of interaction. So, job 1 is continuing to lead this organization, as we run through the tape and make sure that when we come together, CareFusion has momentum, is serving patients, and remember, that is the goal, in all this, we think every day, how do we make sure there is zero interruption to us serving customers, and serving patients.

In addition to that, while Jim will be leading the integration effort from time to time, there may be some situations or concerns that get raised up — Vince and I will need to chat about them, and so we’ll certainly support the integration effort.

Moderator	Okay, let’s go to the room, I’ve got Joe Vashon over here first. Why don’t you come over here in the middle.

Joe	Thanks. So, obviously appreciate you being as transparent as you can. Clearly, the future is somewhat unpredictable because we won’t know until we know. Can we look at history for BD and what’s happened over the last 3 to 5 years for the acquisitions it made at that point, because clearly, that might give us some indication? Every acquisition is different, but maybe it would help us maybe understand things. So from the segments of the business side whether it’s, uh, business, call centers, engineering, and that sort of thing, to shared services, those companies that you acquired clearly had good people, good products and were worth you buying. What can you honestly tell us about would the end results for those companies whether it come to their product lines, to their head count, to their organizations and the end result for the people overall that were bought at that point?

[speakers]	Sure . . . Maybe Vincent can start with that [unintelligible]

Audience	APPLAUSE

VF	So, it’s a great question and we’ve been doing small plug-in, uh, acquisitions so it could be very different. So, if you take something like TriPath, which we did not say maybe 7 years ago had about a hundred million dollars in sales, in that situation, um, they were bringing new technology, complimentary product lines; we basically maintained their locations, built out a new location, um, for them. We had to, uh, you know their sales force was maintained separately, they were calling on a different channel for us, so it was all pretty complimentary. Of course, we had to put them on our ERP system, we had to integrate them into our distribution, uh, network. And, ultimately, we didn’t have shared service center at the time so there was no opportunity to do, uh, to do that, uh, so it was very little on the synergy side – it was much more a market and technology play. Now let me go to a much, a different one, which was the acquisition of HandyLab. Now HandyLab was about, maybe, 50 people, they were out in, uh, Michigan, uh, they had an instrument that they had developed, um, it was at the prototype stage. Quite frankly they didn’t have crit, uh, critical mass in, uh, in any of the functions. And we had much greater capability in Baltimore – we had the manufacturing, we had the engineering, the process engineering. And so we did close down that little operation and we moved it to Baltimore. You have another one that was further along, had about $6 million in sales, that was making a small instrument, a small flow cytometer, most of our flow cytometers, uh, sell for the range started about a hundred thousand dollars and then up to a couple million. They had a very low-cost infrastructure, low-cost instrument. We thought that culterally and operationally this would not fit. We maintained it in, uh, out there in Michigan. In fact, I was going to try to meet with that group, uh, and they are on Thursday, and they are supplying the entire world – they’re our small instrument capability center. So what I’m indicating to you is that it really depends on the situation in terms of how you approach these things and get to the best solution. Now, in terms of shared service centers to come, uh, come to that, um, we have four shared service centers around the globe. We have one in San Antonio, got one in Poland, Singapore, and then in Latin America. And we’re into this in a couple of years now, uh, and, uh, we do, um, some procurement work there, we do accounts payable, accounts receivable, Chris if I’m getting this all, all right – it’s an HR back process. And so, obviously, we would be looking in the shared services area, what to do here, and what to do there – that would be part of it. So that’s what I can tell you, in terms of, you know, leveraging shared service – and then it is very different. I mean, you guys had got huge critical mass in areas where we don’t have confidence – that’s the starting point, and it’s a growth strategy.

Moderator	Bill, if you don’t mind, I’m going to move on to the next question. We have got a ton of questions coming in on the web and by text and I want to take, uh, the middle microphone here and go to one from the web, so go to Chris.

Chris Reidy (“CR”)	Throw mine down, actually

Moderator	OK, is it, is it that whole page?

CR	Yep.

Audience	LAUGHTER

[unidentified]	Ooh, man.

CR	This is the edited version. Um, it seemingly is taking forever to finally get to a point where our distinct 10 or so business units are aligned in vision and strategy. Uh, we have finally transitioned from building a foundation into executing with sophistication from our personalized and rich online experience and clever horizontal messaging to our, uh, new and more advanced products such as our medication delivery systems. We have progressed from selling just products, and our customers have come to trust our expertise in providing complete and holistic solutions. We have begun to make strides toward solutions that are “Apple-like” in their simplicity and attention to detail. At first glance, it seems like BD’s business is within the disposable segment, which is often a transaction between sales reps and materials managers – that buying volume which seems quite different than many of our solutions. Honestly, and with no disrespect, while browsing your website I often couldn’t get past first glance because I ran into a number of “page not found” errors, including the “learn more about BD” on your investors page.” Which made me even more concerned that our attention to detail and fine work may not truly be appreciated. So my question is, or questions are: Will the hard work over the past five years that made us such an attractive acquisition be diluted once we become a part of BD? And how will BD prevent loss of ament and the care fusion it has gained in the last five years?

Great – let me just, I want to tell a story – great question.

Audience	APPLAUSE

Moderator	Great question – thanks.

KG	And by the way, that’s two questions in a row that are very blunt, um, and they are asking hard questions. I think it’s wonderful that people . . . . So obviously this is a question for the BD team. But let me, I want to just start with a personal reflection that happened a couple weeks ago. I was in, um, I was in Prague, right, we just had our Anzimaya sales meeting in, uh, in Prague, and we were at dinner one night with, uh, I was with Cindy Crosby, Jillian Wood, those of you know those very involved in the infection prevention area, and with a physician from France – a leading physician in that area – and they were, uh, double-teaming me — looking for resources, you know, Jill and Cindy, which I should have known, and they were talking about clinical focus. We wanted to put more resources so we can understand, um, and educate the customers on solutions that we provide and the clinical applicability to. So, as I would normally do, I said, give me an example of – I haven’t told you guys this story yet – um, give me an example of a company that does it world class, that if you could be like anybody else, you would be like that. What do you think she gave as an example? No, not Apple.

Audience	APPLAUSE

KG	Carlos – everything is Apple – he’s got Apple Tourettes. Um, it was, seriously, it was BD. It was BD. And as you might imagine my ears perked up at that point; we had a little bit of a conversation about it. So, it’s a broader question but I think it comes to understanding the clinical aspects of investing and the clinical aspects of designing and educating customers on solutions, we’re talking world class, we’re talking world class… I’m done, I’m sorry

VF	So Chris, I think it was a great question, and I’d start by saying there’re things that CareFusion does better than BD, and there are things that BD does better than CareFusion. And it’s the complimentarity of those 2 things that gets us so excited. We’re really impressed with what you’ve been doing on the information side, on the evidence-generation side, and, uh, you know, we want to build and grow that; we don’t want that to be diluted. Now, we have good informatics capability, but it’s more in the ERP areas – not on the customer-facing side of things. We just went live with 85,000 users in 50 locations, um, in the world’s largest scope SAP system. So we have some capability too. But, I really like what you were talking about in terms of simplification of design on the device side. Tom was mentioning before some of the initiatives we have on smart devices, and we think if you can bring that capability and match it up with the opportunities that we have, we can do something really, really, uh, special.

Moderator	Great – thanks, uh, Vince. So let’s move on to integration for a minute and I want to get Bill and Jim involved. Jim, a question came in from the web asking how will integration work from our end and will it just be kind of senior people or will there be directors and managers involved in the integration process. Maybe you can start there.

Jim Hinrichs (“JH”), CFO of CareFusion	Yeah, sure, and I’ll let Bill speak as well. So, first of all, this is a gigantic effort. You got a sense of it from Bill, uh, I’m seeing how gigantic it is. We’re just starting now to staff at that level that Bill showed on the chart. There are CareFusion executives that are being put in place as part of the government structure of the integration, so that’s a very, very good thing, because we have a real seat at the table, and will have a real seat at the table. But it’s going to require effort up and down the entire organization so there will be managers, there will be directors, there will be admins, there will be people up and down the organization – this is a gigantic project as you can imagine and we are just now starting to see, the uh, the uh, full scale of what, uh, what we’re doing. Um, before I hand it over to you, Bill, I’d like, I’d like to say just one other thing sort of unrelated. I would like to say, actually, this has been a really interesting hour for me. Vince, I’ve seen you give investor presentations. I’ve never really seen you talk about Becton Dickinson, and what the company is about, what the people are about, um, and hearing you talk about the company, seeing that video, I mean, for me was awesome. It just really reinforces how similar these companies are, how much we all care. So, thank you. I thought that was, uh, for me it was really amazing, so I really appreciate that. Now, go ahead. Oh, from an integration standpoint, do you have any other thoughts on integration?

BK	Sure, I’d like you to think for a second, just think about the phases, um, you know, let’s all remember that, in the short term, number one responsibility is take care of the existing businesses. All the BD people are being told,“Focus on the quarter, we’re on the business side.” I just heard you get reminded, “Focus on the business, focus on the quarter.” So it isn’t likely that we’re going to come in and start disrupting things in the integration phase at some of those operating levels. You will be invoved with planning, we will engage all the right people to do the planning piece, but the real action is not coming until we get to that closing. And I’m really being very distinct about when the activity will really ramp up – planning and thinking versus implementation. And this, by the way, priority rule, run the business that, that you’re in. I think that would be the most important takeaway I think all of us want to have here today.

Moderator	Great – thanks, Bill

VF	Can I just add to that?

Moderator	Sure.

VF	Uh, we’re talking about this – it is a gigantic project, but it’s not a gigantic team to do the planning between now and then. You saw Bill’s slide. It’s actually a very small team of people very knowledgeable about the business. We don’t want to be disrupting the day to day, um, and forcing you to take, you know, your eye off the ball. We want to make sure that you have the time and resources to get your jobs done. So we’re going to have to be very careful about how we do this together, and I think that’s the commitment from both Jim and Bill – that they’re going to keep this, you know, in a way that it doesn’t interfere with what you’re doing. Except for the people that are being asked to be on this team and are going to have to spend so much time doing this.

Moderator	I probably have a 100 texts coming in right now so I’m going to do rapid fire. We have a few minutes left, so I’m going to ask you to keep your answers really tight. First question: Does BD have a dress code at their facilities?

Audience	LAUGHTER

VF	We have no global dress code. What they’re wearing in China is one thing, and India and Frankel lakes and California is all different. I have one thing to tell you though – anybody shows up in a leisure suit, forget about it – no disco.

Audience	LAUGHTER

Moderator	Sorry, Carlos.

Audience	LAUGHTER

Moderator	Is there an ideal head count number for the combined companies?

VF	We don’t have one.

Moderator	Um, and every business except for Dispensing and Infusion has asked, “What does it mean for my business?” For E Mueller, for Informential specialties, for Respiratory, for Diagnostics. Can you give us an answer. Maybe Bill you can start there and maybe go to you, Vince.

VF	Sure, go ahead, Bill.

BK	In terms for what does it mean for my business today, no, there is not a good answer. What I can promise you is that there will be a crisp and clear answer to that as we move through that integration phase. And by the way, this is so terribly premature for us to be suggesting that we understood, from the BD perspective, the Mueller business. We’re going to listen and learn, work with your people, and again it’s all about building this new company

Moderator	Great. Mary Ann, let’s go over to Mary Ann.

Mary Ann	Thank you. Would you be able to give us any insight or maybe specific programs of BD’s philosophy to promote health and wellness of BD employees around the world?

VF	Sure. We have significant wellness programs within the corporation, we give incentives for participating in those wellness programs, we have, you know, gyms on site and those sorts of things, we do that globally – of course, we have all the normal, you know, kind of health programs that you would expect within a corporation in terms of insurance and those sorts of things.

Moderator	Question on the web said Jim Hinrichs was our chief financial officer and our chief fitness officer – What happens to bootcamp, yoga and the mud runs now…they live on right?

JH	Absolutely, 100%, they live on. Absolutely.

VF	By the way, you would see those kinds of things in Franklin Lakes. When I walk in in the morning at 7 am, there’s a group out there, you know, exercising, you know. and running around and what not…

Overlapping comments and Applause

Moderator	So let’s tease up an great question; For those of us who have spent time in Franklin Lakes know what a fantastic, we saw Kieran’s home as he grew up – and we know what a fantastic place it is. Most people only know it as the place where the Real Housewives of New Jersey are from. So, can you tell us a little bit about Franklin Lakes, New Jersey?

VF	So, one of ‘em does live down the street. I hate to admit that. But she’s not, they are not representative of the community. It’s a very nice community, it’s a beautiful area, I don’t know what else to say.

Unknown speaker – BK?	She doesn’t live there anymore.

VF	Oh, that’s right, she’s in jail.

Laughter

BK	Guy from Ohio can say that.

Unknown speaker	We’ve got Ohio and Ohio and then three Jersey Guys, right? [Overlapping conversation]

Moderator	Let me just ask a question about manufacturing and maybe we’ll get to a closing question. I think that, a few people have asked about what happens, have you looked at our manufacturing sites yet? How does that look with your footprint and can you give us any sense of what you are thinking in terms of manufacturing?

BK	Yeah, one of the things we will bring to the integration plan, we started, actually one of the first companies in the industry of about ten/twelve years ago doing global network planning and we do that every year as a part of our business planning. Now the complexity and the fun here of this is to say; Okay, here comes NewCo. What are you going to need to do to serve NewCo in the years ahead? Let me give you an example that Vince and I have spent a lot of time on. But right now in Asia, for example, we know that 25% of the things we sell in Asia are sourced from Asia. Now you’d say, well, come on, guys that makes no sense. Fix that. So, by the way, right now there is a team working to make sure that by year 2024 80% of what we sell in Asia will be made in Asia. So it’s not just about consolidation. It’s about knowing where your customer base is going, know what products you need to bring to those customers and whatever the geography is, and getting that lined up. And we, we’re actually pretty pleased with the progress we have made over the last several years, and we’re really excited about what we are going to be able to do on our global network over the next ten.

Moderator	Great. I want to wrap up with a quick rapid fire question. I did this for the first time yesterday and it amused me, so I want to do it again. So I’m going to ask Vince and Kieran, rapid fire questions. First one is; New Jersey rocker Bruce Springsteen or California Katy Perry?

KG:	Bruce Springsteen.

VF	Bruce. Not even close.

Moderator	Real Housewives of New Jersey or Real Housewives of Orange County?

Several voices	Neither [Laughter]

Moderator	The New Jersey Shore or La Jolla Shores?

VF	I gotta go with Jersey. I’m from the Jersey shore – I grew up there.

KG	I gotta agree… [Unintelligible] Sympatico…[Laughter]

Moderator	Thanks everyone. We have so many questions coming in, we’ll have to figure out another way to get you some responses on them. Great questions, appreciate the engagement. Let me thank the BD folks here. Really great information, we appreciate your candor and look forward to working with you, so, thanks for that. I’m going to give Kieran a minute to wrap up.

KG	So just as you head for the exits out there. I know everyone wants to be first at the bus. I just want to again thank everyone for coming today, I know it was twice in a week, I know that’s a lot. I know that’s hard to do. I hope what you see here, the objective was to introduce you to people. Let’s get it away from a logo and get it away from just the name of a company and actually put people’s faces and personalities behind it. I hope you’re beginning to sense what we sense, as we looked at this, which is that from a human perspective, from a culture perspective, from a values perspective, there is a huge amount of alignment between these two organizations. And together, it’s going to accelerate our strategy of being able to touch every patient’s life around the globe, it’s going to allow us to do it more quickly, it’s going to allow us to do it in a more effective manner, and I think it’s going to develop an absolutely wonderful company. Next six months until we get to close, whatever that timeline is, we gotta do our jobs. Let’s stay focused, serve our customers, serve our patients. Trust us, that the sort of group that is sequestered off to the side, that you’re not going to hear it – we’re going to try to keep you involved – but there is only a certain amount of information that we can provide until we get to that endpoint. So please don’t be concerned about that during that time period. Understand, and trust, that, from this, you have great people, with the right intent and the right ethics, looking at building a wonderful company together. All right? Thank you everybody. We’ll talk soon.

[Applause]

* * *

Forward-Looking Statements

This communication contains certain estimates and other forward-looking statements (as defined under Federal securities laws). Forward looking statements generally are accompanied by words such as “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding the estimated or anticipated future results of BD, and of the combined company following BD’s proposed acquisition of CareFusion, the anticipated benefits of the proposed combination, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. These statements are based on the current expectations of BD and CareFusion management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding BD and CareFusion’s respective businesses and the proposed acquisition, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the ability of the parties to successfully close the proposed acquisition, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction; risks relating to the integration of CareFusion’s operations, products and employees into BD and the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will not be realized within the expected timeframe; the outcome of any legal proceedings related to the proposed merger; access to available financing for the refinancing of BD’s or CareFusion’s debt on a timely basis and reasonable terms; the ability to market and sell CareFusion’s products in new markets, including the ability to obtain necessary regulatory product registrations and clearances; the loss of key senior management or other associates; the anticipated demand for BD’s and CareFusion’s products, including the risk of future reductions in government healthcare funding, changes in reimbursement rates or changes in healthcare practices that could result in lower utilization rates or pricing pressures; the impact of competition in the medical device industry; the risks of fluctuations in interest or foreign currency exchange rates; product liability claims; difficulties inherent in product development, including the timing or outcome of product development efforts, the ability to obtain regulatory approvals and clearances and the timing and market success of product launches; risks relating to fluctuations in the cost and availability of raw materials and other sourced products and the ability to maintain favorable supplier arrangements and relationships; successful compliance with governmental regulations applicable to BD, CareFusion and the combined company;

changes in regional, national or foreign economic conditions; uncertainties of litigation, as well as other factors discussed in BD’s and CareFusion’s respective filings with the Securities Exchange Commission. BD and CareFusion do not intend to update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by applicable laws or regulations.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed transaction, BD will file with the SEC a registration statement on Form S–4 that will constitute a prospectus of BD and include a proxy statement of CareFusion. BD and CareFusion also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by BD and CareFusion with the SEC at the SEC’s website at www.sec.gov. In addition, you will be able to obtain free copies of these documents by phone, e–mail or written request by contacting the investor relations department of BD or CareFusion at the following: Monique N. Dolecki, Investor Relations – 201-847-5378 Monique_Dolecki@bd.com or Jim Mazzola, Investor Relations – 858-617-1203 Jim.Mazzola@CareFusion.com

PARTICIPANTS IN THE SOLICITATION

BD and CareFusion and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about BD’s directors and executive officers is available in BD’s proxy statement dated December 19, 2013, for its 2014 Annual Meeting of Shareholders and subsequent SEC filings. Information about CareFusion’s directors and executive officers is available in CareFusion’s proxy statement dated September 25, 2014, for its 2014 Annual Meeting of Stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from BD or CareFusion as indicated above. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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